Electric Last Mile Solutions, Inc.

1055 W. Square Lake Road

Troy, Michigan 48098

August 4, 2021

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Acceleration of Effective Date
Electric Last Mile Solutions, Inc.
Registration Statement on Form S-1 (File No. 333-258146)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Electric Last Mile Solutions, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:30 p.m., Eastern Time, on August 6, 2021, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Paul Broude of Foley & Lardner LLP of such effectiveness by a telephone call to (617) 342-4027.

Very truly yours,

Electric Last Mile Solutions, Inc.

By:	/s/ James Taylor
James Taylor
Chief Executive Officer